UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549

                        SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO. 1)1

                     GENSIA SICOR INC.
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(Name of Issuer)

          Common Stock, par value $.01 per share
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              (Title of Class of Securities)

                        372450 10 6
                ---------------------------
                       (CUSIP Number)
       Robert T. Thompson                      Robert T. Thompson
  Health Care Capital Partners, L.P.      Health Care Executive Partners, L.P.
c/o Ferrer Freeman Thompson & Co. LLC  c/o Ferrer Freeman Thompson & Co. LLC
             The Mill                                 The Mill
       10 Glenville Street                      10 Glenville Street
      Greenwich, CT  06831                      Greenwich, CT  06831
        (203) 532-8011                              (203) 532-8011
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       (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communication)

                       May 19, 1997
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   (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                     Page 1 of __ Pages
-----------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    13D
CUSIP No.  372450 10 6              Page 2 of  Pages

1   NAME OF REPORTING PERSON:
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Health Care Capital Partners, L.P.
    TIN:  06-1458417

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION



    Delaware


  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,350,860

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         6,350,860

            10  SHARED DISPOSITIVE POWER





11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

    6,350,860

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)

    7.9% or, if Health Care Capital Partners, L.P.
and Health Care Executive Partners, L.P. are deemed to be a group, 8.2%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          13D

CUSIP No. 372450 10 6              Page 3 of  Pages

1   NAME OF REPORTING PERSON:
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Health Care Executive Partners, L.P.
    TIN:  06-1477466

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e).                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


  NUMBER OF      7  SOLE VOTING POWER

   SHARES           262,896

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         262,896

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    262,896

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .3% or, if Health Care Executive Partners, L.P. and Health Care Capital Partners, L.P. are deemed to be a group, 8.2%

14  TYPE OF REPORTING PERSON*

    PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934

   This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D ("Schedule 13D") filed by Health Care Capital Partners, L.P., a Delaware limited partnership, relating to the common stock (the "Common Stock") of Gensia Sicor Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D.

  1.	ITEM 2 OF SCHEDULE 13D, "IDENTITY AND BACKGROUND," IS HEREBY AMENDED
BY DELETING THE FIRST PARAGRAPH THEREOF AND REPLACING IT WITH THE FOLLOWING
PARAGRAPH:

  This Schedule 13D is filed on behalf of Health Care Capital Partners, L.P. ("HCCP") and Health Care Executive Partners, L.P. ("HCEP"). HCCP and HCEP are Delaware limited partnerships and are collectively referred to as the "Filer."

  2.	ITEM 2 OF SCHEDULE 13D, "IDENTITY AND BACKGROUND," IS HEREBY FURTHER
AMENDED BY DELETING THE THIRD PARAGRAPH THEREOF AND REPLACING IT WITH THE FOLLOWING PARAGRAPH:

  The business addresses of HCCP, HCEP and FFT (and each of the members and executive officers of FFT set forth in Schedule I, such Schedule I hereby incorporated herein by reference) is set forth in the cover page hereof.

  3.	ITEM 2 OF SCHEDULE 13D, "IDENTITY AND BACKGROUND," IS HEREBY FURTHER
AMENDED BY ADDING THE FOLLOWING PARAGRAPH:

  HCCP and HCEP may constitute a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each of HCCP and HCEP is given solely by each of HCCP and HCEP and no person has responsibility for the accuracy or completeness of information supplied by any other person. HCCP and HCEP have entered into a Joint Filing Agreement, dated as of May 19, 1997, attached hereto as Schedule II (such Schedule II hereby incorporated herein by reference).

  4.	ITEM 3 OF SCHEDULE 13D, "SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION" IS HEREBY AMENDED BY DELETING THE LAST SENTENCE OF THE FIRST PARAGRAPH THEREOF AND REPLACING IT WITH THE FOLLOWING SENTENCE.

  The source of funds used for the purchase of the Notes and the Warrants reported in this Schedule 13D was available committed capital of HCCP and HCEP.

  5.	ITEM 4 OF SCHEDULE 13D, "PURPOSE OF TRANSACTION," IS HEREBY AMENDED
BY DELETING THE THIRD SENTENCE OF THE SECOND PARAGRAPH THEREOF AND REPLACING IT WITH THE FOLLOWING SENTENCE:

  The Closing Date was on May 19, 1997.

  6.	ITEM 4 OF SCHEDULE 13D, "PURPOSE OF TRANSACTIONS," IS HEREBY FURTHER
AMENDED BY ADDING THE FOLLOWING PARAGRAPH:

  On May 19, 1997, HCCP, pursuant to Section 13.9 of the Securities Purchase Agreement, assigned to HCEP HCCP's rights under the Securities Purchase Agreement, to purchase $795,000 principal amount of the Notes and Warrants exercisable for 105,159 shares of Common Stock, and its proportionate right, title and interest in, and obligations under, the Securities Purchase Agreement and such other documents ancillary thereto (collectively, the "Assigned Interest") pursuant to the terms of an Assignment Agreement, dated as of May 19, 1997, by and between HCCP and HCEP, attached hereto as Exhibit
4. For purposes of this Item 4, all references to HCCP shall be references to HCCP and HCEP.

  7.	ITEM 5 OF SCHEDULE 13D, "INTEREST IN SECURITIES OF THE
ISSUER," IS HEREBY AMENDED BY DELETING THE FIRST PARAGRAPH THEREOF AND REPLACING IT WITH THE FOLLOWING:

  (a) (i) HCCP is deemed to beneficially own 6,350,860 shares of Common Stock by virtue of its right to acquire beneficial ownership of such shares within 60 days through (A) the conversion of its portion of the Notes (which are convertible into 5,080,688 shares of Common Stock) and (B) the exercise of its portion of the Warrants which are not Contingent Warrants (such currently exercisable Warrants exercisable for 1,270,172 shares of Common Stock). Assuming the conversion of such Notes and the exercise of the currently exercisable Warrants, the 6,350,860 shares of Common Stock beneficially owned by HCCP represents, to the best of HCCP's knowledge, 7.9% of the outstanding Common Stock.

  (ii) HCEP is deemed to beneficially own 262,896 shares of Common Stock by virtue of its right to acquire beneficial ownership of such shares within 60 days through (A) the conversion of its portion of the Notes (which are convertible into 210,317 shares of Common Stock) and (B) the exercise of its portion of the Warrants which are not Contingent Warrants (such currently exercisable Warrants exercisable for 52,579 shares of Common Stock). Assuming the conversion of such Notes and the exercise of the currently exercisable Warrants, the 262,896 shares of Common Stock beneficially owned by HCEP represents, to the best of HCEP's knowledge, .3% of the outstanding Common Stock.

  (iii) Based on the foregoing, if HCCP and HCEP are deemed to be a group, they together would be deemed to beneficially own
6,613,756 shares of Common Stock, which, assuming the conversion of the Notes and the exercise of the currently exercisable
Warrants, to the best of Filer's knowledge, represents 8.2% of the outstanding Common Stock.

  8.	ITEM 6 OF SCHEDULE 13D, "CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
ISSUER," IS HEREBY AMENDED BY ADDING THE FOLLOWING:

  For purposes of this Item 6, all references to HCCP shall be deemed to be references to HCCP and HCEP.

  9.	ITEM 8 TO SCHEDULE 13D, "MATERIALS TO BE FILED AS
EXHIBITS," IS HEREBY AMENDED BY ADDING THE FOLLOWING:

  Exhibit 4:	Assignment Agreement, dated as of May 19, 1997, by
                and between HCCP and HCEP.

                        SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:							May 27, 1997

			HEALTH CARE CAPITAL PARTNERS, L.P.
			By: FERRER FREEMAN THOMPSON
			    & CO. LLC, its General Partner


			By: /s/Robert T. Thompson
			    --------------------------
			    Name:   Robert T. Thompson
			    Title:  Member


			HEALTH CARE EXECUTIVE PARTNERS, L.P.
			By: FERRER FREEMAN THOMPSON
			    & CO. LLC, its General Partner


			By: /s/Robert T. Thompson
			    --------------------------
			    Name:   Robert T. Thompson
			    Title:  Member


						Schedule I

		 HEALTH CARE CAPITAL PARTNERS, L.P.
		HEALTH CARE EXECUTIVE PARTNERS, L.P.
		 DIRECTORS AND EXECUTIVE OFFICERS

Name				Principal Occupation
----				--------------------

Carlos A. Ferrer		Member of Ferrer Freeman Thompson
				& Co LLC, general partner of
				Health Care Capital Partners, L.P.
				and Health Care Executive
				Partners, L.P.

David A. Freeman		Member of Ferrer Freeman Thompson
				& Co LLC, general partner of
				Health Care Capital Partners, L.P.
				and Health Care Executive
				Partners, L.P.

Robert T. Thompson		Member of Ferrer Freeman Thompson
				& Co LLC, general partner of
				Health Care Capital Partners, L.P.
				and Health Care Executive
				Partners, L.P.


						Schedule II

		Joint Filing Agreement

  This will confirm the agreement by and between all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the deemed beneficial ownership by the undersigned of shares of the common stock of Gensia Sicor Inc. is being filed on behalf of each of the undersigned.

			HEALTH CARE CAPITAL PARTNERS, L.P.
			By: FERRER FREEMAN THOMPSON
			    & CO. LLC, its General Partner


			By: /s/Robert T. Thompson
			    --------------------------
			    Name:   Robert T. Thompson
			    Title:  Member

			HEALTH CARE EXECUTIVE PARTNERS, L.P.
			By: FERRER FREEMAN THOMPSON
			    & CO. LLC, its General Partner


			By: /s/Robert T. Thompson
			    --------------------------
			    Name:   Robert T. Thompson
			    Title:  Member


			EXHIBIT INDEX

Exhibit No.					Page No.
-----------					--------

4.	Assignment Agreement, dated
	as of May 19, 1997, by and
	between HCCP and HCEP.